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                                                                  Exhibit (a)(5)

                            [LOGO] RSA Security Inc.

                    FORM OF PROMISE TO GRANT STOCK OPTION(S)

  Pursuant to the Offer to Exchange Outstanding Stock Options Held by Employees
                  of RSA Security Inc., dated November 15, 2001
                            (the "Offer to Exchange")



To: Participants in the RSA Security Inc. Offer to Exchange

         In exchange for your surrender of certain outstanding stock options, RSA Security Inc. promises to grant to you a new stock option or options, exercisable for shares of its common stock. Under the terms of the Offer to Exchange, you will receive a new option to purchase three shares of common stock for every five shares of common stock issuable upon the exercise of a surrendered option. Twenty-five percent (25%) of each new option will vest immediately upon grant and the remaining 75% of the new option will vest in equal quarterly installments over a three year period, so long as you continue to be an employee of RSA Security Inc. or one of its subsidiaries. We expect to grant the new options in June 2002. The exercise price of each new option will be the closing price of our common stock as reported on The Nasdaq National Market on the date of grant of the new options. Each new option will be subject to the standard terms and conditions of the applicable option plan under which it is granted and the applicable form of stock option agreement.

         This promise to grant stock options to you does not constitute a guarantee of employment with us for any period. The terms of your employment with us remains unchanged. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.

         This promise is subject to the terms and conditions of the Offer to Exchange and the election form that you previously completed and submitted, both of which are incorporated into this promise by reference. The documents described in this promise reflect the entire agreement between you and RSA Security with respect to this transaction.

                                           RSA SECURITY INC.


                                           /s/ Arthur W. Coviello, Jr.
                                           Arthur W. Coviello, Jr.
                                           Chief Executive Officer and President



Date:  November 15, 2001